EXHIBIT  5

Explanation of the report that Chunghwa will spend NT$3 billion to build the new submarine cable

Date of events: 2012/08/22

Contents:

1.Name of the reporting media: Apple Daily

2.Date of the report:2012/08/22

3.Content of the report: In 2H 2012, Chunghwa Telecom is planning to build the third submarine cable between Taiwan and Kinmen as well as the third submarine cable between Taiwan and Matsu. The estimated total investment is NT$3 billion.

4.Summary of the information provided by investors: None

5.Company’s explanation of the reportage or provided information: The investment of new submarine cable of the reportage is included in company’s 2012 capital expenditures budget. Any other material information for the project will be disclosed in accordance with related regulation.

6.Countermeasures: None

7.Any other matters that need to be specified: None